Ref.: File No. 82-4025

GLOBEX

PRESS RELEASE

QUEENSTON Mining Inc

November 22, 2005

HIGH GRADE GOLD INTERSECTION AT WOOD-PANDORA JOINT VENTURE

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to announce an important gold bearing drill intersection of **25.35 g/t Au (0.74 oz/T Au) over 6 m (19.68 ft) or 18.71 g/t Au (0.55 oz/T Au) over 8.25 m (27 ft)** on their 50-50 Wood-Pandora Joint Venture project with **QUEENSTON MINING INC. (QMI-Toronto, Stuttgart)** in Cadillac Township, Quebec.

In the recently completed four hole drill program, three shallow ± 110 m holes and one deeper 267 m hole were drilled to follow-up a previous gold intersection in hole **W05-05** which assayed **2.95 g/t Au (0.08 oz/T Au) over 6.14 m (20.1 ft)** at a vertical depth of 175 m in what is interpreted as the **D Zone**.

To date, assays are available from only 2 of the 4 drill holes. Shallow hole **W05-08** intersected the **D Zone** 130 m above the intersection in hole W05-05 at a vertical depth of 45 m returning **4.85 g/t Au (0.14 oz/T Au) over 1.74 m (5.7 ft)**. Further down the same hole, a second gold interval assayed **8.6 g/t Au (0.25 oz/T Au) over 2 m (6.5 ft)**.

Hole **W05-09**, the only deep hole of the drill campaign was completed 50 m (164 ft) west of hole **W05-05** and intersected three gold bearing horizons termed the Upper D, Middle D and Lower D respectively.

The **Upper D intersection** centered at a vertical depth of 172 m (564 ft), returned **25.35 g/t Au over a core length of 6 m or 18.71 g/t Au over a core length of 8.25 m** as stated above, the best assays (uncut) being as follows;

DEPTH (m) Hole W05-09	LENGTH (m)	Au (g/t)		LENGTH (ft)	Au oz/T
201.50 – 203.00	1.50	5.01		4.92	0.15
203.00 – 204.15	1.15	19.94		3.77	0.58
204.15 – 204.65	0.50	136.07		1.64	3.97
204.65 – 206.00	1.35	24.35		4.43	0.71
206.00 – 207.50	1.50	13.84		7.92	0.40

Free gold is visible in part of the core.

The **Middle D intersection** returned the following core length and weighted average gold grade:

DEPTH (m) Hole W05-09	LENGTH (m)	Au (g/t)		LENGTH (ft)	Au oz/T
217.1 – 222.00	4.9	5.27		16.07	0.15

The **Lower D** intersection returned the following core length and weighted average gold grade:

DEPTH (m) Hole W05-09	LENGTH (m)	Au (g/t)		LENGTH (ft)	Au oz/T
225.00 – 229.50	4.5	2.07		14.76	0.06

The host unit is highly contorted talc-chlorite schist which appears to thicken with depth and is interpreted as being the same structure, the Cadillac Break, that hosts the developing 1.7 million ounce Lapa gold deposit to the east.

Further up hole **W05-09**, numerous erratic gold values were intersected including the following:

DEPTH (m)	LENGTH (m)	Au (g/t)		LENGTH (ft)	Au oz/T
21.44 – 22.15	0.71	6.99		2.33	0.20
52.00 – 53.50	1.50	5.62		4.92	0.16
146.59 – 149.25	2.66	3.95		8.73	0.11

Core from 2 additional **shallow** drill holes W05-10 and W05-11 collared 50 m west and 50 m east respectively of W05-05 are currently being logged and split for assaying.

The deepest intersections, in holes W05-05 and new hole W05-09, indicate that the host rock unit is widening at depth as are the gold intersections, which are open in all directions.

Considering the excellent gold values intersected in the deepest hole W05-09, another drill program will be initiated, timing being dependent upon drill availability, to test the D Zone at depth.

The drill program was managed by Globex Mining Enterprises Inc. under the direction of Globex's qualified person, chief geologist, Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core was logged and split and half-core samples were analyzed by standard fire assay with atomic absorption or gravimetric finish at Expert Laboratory Inc. of Rouyn-Noranda, Quebec. Geochemical assays greater than 1 g/t were subjected to a gravimetric fire assay.

GLOBEX MINING ENTERPRISES INC. holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are deposits or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one six property uranium-gold project; one uranium-fluorite deposit and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo.,
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca



0m Elev.
Surface
L 1+00 W
L 0+50 W
L 0+00
W05-10
Pending
W05-08
4.85 g/t Au/1.74m
(Core length)
W05-11
Pending
-100m
W05-05
W05-09
25.35 g/t Au/6.0m
(Core length)
5.27 g/t Au/4.9m
(Core length)
2.07 g/t Au/4.5m
(Core length)
2.95 g/t Au/6.14m
(True width)
OPEN
OPEN
OPEN
OPEN
25 m
-200m
LEGEND
Talc Chlorite Schist
GLOR0237.CDR

GLOBEX

WOOD-PANDORA JOINT VENTURE

Longitudinal Section - Wood D Zone

Cadillac Twp, Quebec

GLOBEX MINING ENTERPRISES INC.

QUEENSTON MINING INC.

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,048,538 shares issued and outstanding

Ref.: File No. 82-4025

October 24, 2005

GLOBEX LISTS ON FRANKFURT STOCK EXCHANGE

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX - Toronto Stock Exchange, G1M - Frankfurt Stock Exchange and GLBXF - Pink Sheets U.S.) is pleased to announce that it has been listed for trading on the Frankfurt Stock Exchange under the symbol G1M.

German brokerage firm **N.M. Fleischhacker AG** sponsored Globex's listing. They will henceforth act as market maker and will introduce Globex to the European investment community. **N.M. Fleischhacker AG** was founded in 1902 and, since 2004, has concentrated on market making for international resource securities.

Globex will be a featured speaker on October 25, 2005 at the Stock Day Resources 2005 conference in Frankfurt, Germany.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are deposits or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one six property uranium-gold project; one uranium-fluorite deposit and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,033,538 shares issued and outstanding

Ref.: File No. 82-4025

October 17, 2005

DIAMOND ADDED TO GLOBEX'S GOLD SETTING

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange and GLBXF: Pink Sheets - U.S.) has been informed that a diamond has been recovered from the Company's Laguerre-Knutson gold property in the Larder Lake Mining Division, McVittie Township, Ontario, Canada. **The diamond is referred to by government geologists as a 2.214 mg macrodiamond that was recovered from a small 24 kg rock sample (#GGDA0410). It is described as a 0.011 carat diamond fragment measuring 1.28 mm by 1.11 mm X 1.18 mm. Further it is said to be white, translucent with graphite inclusions and displays significant cleavage.** Processing and sampling description was by SGS Lakefield Research Limited.

The diamond was recovered by caustic dissolution of a **biotite-rich lamprophyre dyke** collected by Ontario Ministry of Northern Development and Mines District Geologist Mr. Gary Grabowski, as part of a Discover Abitibi Initiative (DAI) to sample lamprophyre dikes in the Kirkland Lake-Cobalt area. Results of this study were recently released as Ontario Geological Survey, Open File Report 6170 authored by G.P.B. Grabowski and A.C. Wilson.

The Discover Abitibi Initiative (DAI) is a FedNor-Industry Canada, Northern Ontario Heritage Fund, local municipality and private sector funding of geosciences programs designed to stimulate mineral exploration in the Abitibi portion of Northeastern Ontario.

In September 2004, Globex undertook a three hole, 648.85 metre drill program in order to test certain rock and structural features on the property. Wide zones of carbonate alteration with elevated gold assays were intersected north of the Laguerre Gold Zone, a wide gold bearing porphyry dyke which has been drilled and accessed by a shaft and underground workings to at least 300 metres vertically.

In addition to the gold-carbonate zone, two drill holes hit significant widths of biotitic lamprophyre dyke in structures parallel to the newly discovered diamond bearing lamprophyre. Dykes up to 63 metres wide were intersected but have not as yet been analysed for diamonds. Globex will shortly arrange for analysis of the core.

Additional claims acquired

Globex has acquired one additional mineral lease adjoining the property to the southeast including **the Raven River Gold Deposit which has a reported non 43-101 conformable 11 million ton resource of 0.05 oz/ton (1.7 g/t) gold** (Source: J.E. Jerome, Mine Manager and T.C. Holmes, geologist, 1939) outlined in a highly carbonated and fractured syenite adjacent to a structural feature that Globex deems a significant gold exploration target. **In addition, lamprophyres are reported on the newly acquired lease.**

Globex has agreed to issue 15,000 shares and pay a 1% Net Smelter Royalty if the gold price is under US$550/oz or 1½% Net Smelter Royalty if the gold price is greater than US$550/oz.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
Web Site: www.globexmining.com

Ref.: File No. 82-4025

GLOBEX

COMMUNIQUÉ

QUEENSTON Mining Inc

24 novembre, 2005

GLOBEX ET QUEENSTON ACQUIÈRENT LA PROPRIÉTÉ DE LA MINE D'OR «CENTRAL CADILLAC» ET ANNONCENT LA TENEUR GLOBALE DE LA ZONE D (PROPRIÉTÉ WOOD), AINSI QUE DES INTERSECTIONS ADDITIONNELLES DE HAUTES TENEURS EN OR

Acquisition

ROUYN-NORANDA, Québec, ENTREPRISES MINIÈRES GLOBEX INC. (GMX-Toronto, G1M-Francfort et GLBXF-U.S. Pink Sheets) et **Queenston Mining Inc. (QMI-Toronto, Stuttgart),** partenaires en coparticipation, ont le plaisir d'annoncer l'acquisition de 100 % des intérêts dans la propriété de la mine d'or Central Cadillac assujettie à une royauté nette d 'affinage de 1½ %.

Cette acquisition permet d'accroître de plus de 800 m (2 600 pi) de longueur, un territoire détenu en coparticipation et avantageusement localisé le long de la faille de Cadillac au-delà de la limite ouest de la mine Wood.

Le 22 novembre 2005, Globex et Queenston ont annoncé la découverte d'une intersection riche en or **(25,3 g/t Au sur 6 m dans le sondage W05-09)** sur la propriété Wood. Cette intersection, recoupée dans la zone «**Upper D**», orientée est-ouest, se situe à environ 200 m (650 pi) à l'est de la limite entre les propriétés Central Cadillac et Wood. Grâce à l'acquisition de la mine «Central Cadillac», le territoire à haut potentiel d'exploration disponible aux coparticipants s'étend maintenant sur plus de 1 000 m (3 300 pi) à l'ouest de l'intersection en question **(W05-09**) ainsi que 2 600 m (8 500 pi) à l'est de cette même intersection.

Au cours des années 1939 à 1949, la mine Central Cadillac a produit de façon intermittente 63 157 onces d'or, principalement extraites de veines de quartz-tourmaline sub-horizontales et, dans une moindre mesure, d'horizons de pyrite semi-massive aurifère à pendages forts situés près ou au sein de formations de fer litées. Une ressource historique de **479 000 tonnes à une teneur de 0,154 on/T Au (5,3 g/t)** (ressource non-conforme à la norme NI 43-101) a été rapportée par les anciens détenteurs de la propriété. Cette ressource, calculée en 1988 par D.J. Patrick Ph.D de A.C.A. Howe International Ltd., serait située en périphérie des anciens travaux miniers et a été estimée jusqu'à une profondeur de 1 050 pi (320 m). L'horizon renfermant la **zone D** sur la propriété Wood ne semble pas avoir fait l'objet de travaux d'exploration le long de son extension sur la propriété Central Cadillac.

Teneurs aurifères combinées

En réponse à certaines questions concernant la teneur totale combinée de l'intervalle minéralisé relevé dans le sondage **W05-09**, Globex et Queenston présentent à cet effet un tableau montrant les teneurs et longueurs de l'intersection aurifère combinant les zones **«Upper D», «Middle D», «Lower D»** incluant le matériel entre ces zones :

SONDAGE W05-09 (non coupé)

PROFONDEUR (m)	LONGUEUR (m)	Au (g/t)		LONGUEUR (pi)	Au once/T
201,5 – 229,5	28	8,51		91,86	0,25

SONDAGE W05-09 (coupé à 1 once/T Au)

201,5 – 229,5	28	4,88		91,86	0,14

La minéralisation observée consiste en or visible à l'intérieur de schistes à talc-chlorite fortement déformés.

Intersection additionnelle de hautes teneurs en or

D'autre part, Globex et Queenston ont reçu les analyses finales provenant des unités sédimentaires observées près du fond du forage **W05-09**, à 17 mètres en-dessous de l'intersection aurifère combinée, précédemment annoncée. Une unité d'argile cisaillée et carbonatée, contenant de faibles quantités de pyrite, arsénopyrite et de quartz a donné les teneurs aurifères pondérées suivantes:

SONDAGE W05-09

PROFONDEUR (m)	LONGUEUR (m)	Au (g/t)		LONGUEUR (pi)	Au once/T
246,5 – 248,0	1,5	68,19		4,92	1,99

Tous les résultats d'analyse provenant du sondage W05-09 sont maintenant disponibles.

Le programme de forage sur la propriété Wood a été géré et supervisé par **ENTREPRISES MINIÈRES GLOBEX INC.** sous la direction d'une personne qualifiée et agissant aussi à titre de directeur de l'exploration chez Globex en l'occurrence, Monsieur R.V. Zalnieriunas, géologue professionnel. Ce dernier utilise et applique des normes de contrôle de la qualité conformes avec la Norme Nationale 43-101 (NI 43-101) et observe les règles de pratique reconnues de la pratique professionnelle. La carotte de forage a été décrite et fendue, puis des échantillons consistant en demi-carottes ont été traités par Laboratoire Expert inc. de Rouyn-Noranda (Québec). Ces échantillons furent analysés par pyro-analyse standard suivie d'une finition par spectrométrie par absorption atomique ou par gravimétrie. Les teneurs supérieures à 1 g/t sont sujettes à une procédure de pyro-analyse gravimétrique.

"We Seek Safe Harbour."

Pour de plus amples informations :

ENTREPRISES MINIÈRES GLOBEX INC.
Jack Stoch, P. Geo., président & chef de la direction
Téléphone : (819) 797-5242
Télécopieur : (819) 797-1470
Courriel : info@globexmining.com
Site Web : www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., président
& chef de la direction
Hugh D. Harbinson, président du conseil
Tél. : (416) 364-0001 Télécopieur : (416) 364-5098
Courriel : info@queenston.ca
Site Web : www.queenston.ca